Exhibit 99.4

Supplementary Information of

GILDAN ACTIVEWEAR INC.

Three years ended October 4, 2009

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 0A3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Gildan Activewear Inc.

On December 8, 2009, we reported on the consolidated balance sheets of Gildan Activewear Inc. (the "Company") as at October 4, 2009 and October 5, 2008 and the consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 4, 2009, October 5, 2008 and September 30, 2007, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants
Montréal, Canada
December 8, 2009

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 4, 2009, October 5, 2008 and September 30, 2007
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)

The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with those generally accepted in the United States, except as described below:

(a) Consolidated statements of earnings:

	2009	2008	2007
		(recast (i))	(recast (i))

Net earnings and comprehensive income as per Canadian GAAP	$95,329	$146,350	$129,062

Adjustments:
Swap revenue (ii)	-	-	(29)
Tax effect of above adjusments	-	-	9

Net earnings and comprehensive income as per United States GAAP	$95,329	$146,350	$129,042

	2009	2008	2007

Earnings per share as per United States GAAP:
Basic	$0.79	$1.21	$1.07
Diluted	0.79	1.20	1.06

Weighted average number of common shares outstanding
Basic	120,811	120,479	120,340
Diluted	121,435	121,622	121,538

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GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 4, 2009, October 5, 2008 and September 30, 2007
(Tabular amounts in thousands or thousands of US dollars, except per share amounts)

(a)	Consolidated statements of earnings (continued):

	(i)	Adoption of CICA Handbook Section 3064

In February 2008, Canada’s Accounting Standards Board (AcSB) issued Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Prior to the adoption of Section 3064, the Company deferred and amortized plant start-up costs on a straight-line basis over two years under Canadian GAAP. This Section applies to annual financial statements relating to the Company’s fiscal year beginning on October 6, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009. The impact of adopting this Section, on a retrospective basis, was an increase of $1.8 million (increase of $0.01 per share on a basic and diluted basis) and a decrease of $1.0 million (decrease of $0.01 per share on a basic and diluted basis) in net earnings under Canadian GAAP for the years ended October 5, 2008 and September 30, 2007, respectively. The adoption of this Section also resulted in a decrease of $2.5 million in shareholders’ equity at October 1, 2007 under Canadian GAAP. United States GAAP requires preproduction and start-up costs to be expensed as incurred. The adoption of this Section on a retroactive basis eliminates the difference that existed for the accounting of start-up costs between Canadian GAAP and United States GAAP.

	(ii)	Swap revenue

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of a cross-currency interest rate swap arrangement was deferred, and was being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into earnings.

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